

Mail Stop 4720

March 7, 2016

Jon P. Stonehouse
President and Chief Executive Officer
BioCryst Pharmaceuticals, Inc.
4505 Emperor Blvd., Suite 200
Durham, North Carolina 27703

>   **Re: BioCryst Pharmaceuticals, Inc.**
>   **Post-Effective Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed February 26, 2016**
>   **File No. 333-202466**

Dear Mr. Stonehouse:

We have limited our review of your post-effective amendment to the issue addressed in our comment. Please respond to this letter by amending your registration statement or otherwise providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your registration statement and any information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Documents by Reference, page 17

1.   We note that you incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2015. However, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to take your filing effective until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01 and Regulation S-K, Question 117.05 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Brian Lane, Esq.